Exhibit 99.1

GSK and CureVac to Restructure Collaboration into New Licensing Agreement

•	GSK acquires full rights to develop, manufacture and commercialize globally mRNA candidate vaccines for influenza and COVID-19, including combinations

•	CureVac receives €400 million upfront and up to an additional €1.05 billion in development, regulatory and sales milestone payments as well as tiered royalties; all previous financial considerations from the prior collaboration agreement replaced

London UK; TÜBINGEN, Germany/BOSTON, MA, USA – July 3, 2024 – GSK plc (LSE/NYSE: GSK) and CureVac N.V. (Nasdaq: CVAC) today announced they have restructured their existing collaboration into a new licensing agreement, allowing each company to prioritize investment and focus their respective mRNA development activities.

Since 2020, GSK and CureVac have worked together to develop mRNA vaccines for infectious diseases. Through this collaboration, GSK and CureVac currently have vaccine candidates for seasonal influenza and COVID-19 in Phase 2 and avian influenza in Phase 1 clinical development. All candidates are based on CureVac’s proprietary second-generation mRNA backbone. Data generated to date for these candidate vaccines are promising and demonstrate their potential to be best-in-class new vaccines.

Under the terms of the new agreement, GSK will assume full control of developing and manufacturing these candidate vaccines. GSK will have worldwide rights to commercialise the candidate vaccines. The agreement represents the latest step in GSK’s ongoing investment in vaccine platform technologies, matching the best platform to each pathogen to develop best-in-class vaccines. mRNA is an adaptable vaccine technology with demonstrated application in emerging and constantly changing viral pathogens due to its ability to support rapid strain change. GSK continues to develop and optimize its mRNA capabilities through investments and partnerships, including in AI/ML-based sequence optimisation, nanoparticle design and manufacturing.

CureVac will receive an upfront payment of €400 million and up to an additional €1.05 billion in development, regulatory and sales milestones and tiered royalties in the high single to low teens range. The new agreement replaces all previous financial considerations from the prior collaboration agreement between GSK and CureVac. CureVac further retains exclusive rights to the additional undisclosed and preclinically validated infectious disease targets from the prior collaboration together with the freedom to independently develop and partner mRNA vaccines in any other infectious disease or other indication. CureVac’s ongoing patent litigation against Pfizer/BioNTech is unaffected by the new agreement.

Tony Wood, Chief Scientific Officer, GSK said: “We are excited about our flu/COVID-19 programs and the opportunity to develop best-in-class mRNA vaccines to change the standard of care. With this new agreement, we will apply GSK’s capabilities, partnerships and intellectual property to CureVac’s technology, to deliver these promising vaccines at pace.”

Alexander Zehnder, Chief Executive Officer, CureVac said: “The collaboration with GSK has been instrumental in developing promising, late clinical-stage vaccine candidates, leveraging our proprietary mRNA platform. This new licensing agreement puts us in a strong financial position and enables us to focus on efforts in building a strong R&D pipeline.”

Completion of the new agreement remains subject to certain antitrust and regulatory approvals and customary closing conditions.

About GSK

GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

About CureVac

CureVac (Nasdaq: CVAC) is a pioneering multinational biotech company founded in 2000 to advance the field of messenger RNA (mRNA) technology for application in human medicine. In more than two decades of developing, optimizing, and manufacturing this versatile biological molecule for medical purposes, CureVac has introduced and refined key underlying technologies that were essential to the production of mRNA vaccines against COVID-19, and is currently laying the groundwork for application of mRNA in new therapeutic areas of major unmet need. CureVac is leveraging mRNA technology, combined with advanced omics and computational tools, to design and develop off-the-shelf and personalized cancer vaccine product candidates. It also develops programs in prophylactic vaccines and in treatments that enable the human body to produce its own therapeutic proteins. Headquartered in Tübingen, Germany, CureVac also operates sites in the Netherlands, Belgium, Switzerland, and the U.S. Further information can be found at www.curevac.com.

CureVac Media Contact

Patrick Perez, Junior Manager Public Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1831

patrick.perez@curevac.com

CureVac Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

GSK enquiries

Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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